Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

Business Objects Investor Presentation July 18, 2003

Topics Business Objects Preliminary Q2 Results Transaction Summary Crystal Decisions Overview Current BI Market Dynamics Strategic Rationale Integration Principles Financial Highlights Conclusion

Preliminary Q2 Results Preliminary revenue and EPS for Q2 are in the range of $127M to $129M and $.17 to $.18, respectively Prior guidance was $119M to $123M and $.14 to $.18 Second quarter earnings call is now scheduled for Thursday, July 31st

Topics Business Objects Preliminary Q2 Results Transaction Summary Crystal Decisions Overview Current BI Market Dynamics Strategic Rationale Integration Principles Financial Highlights Conclusion

Transaction Summary Acquisition of Crystal Decisions by Business Objects Current value - approximately $820M Consideration*: $300M cash 26.4M shares of stock ($520M) Ownership in combined entity*: 71% Business Objects shareholders 29% Crystal Decisions shareholders Expected closing 4Q 2003 Subject to regulatory approvals Create the largest company in enterprise business intelligence * Based on July 17, 2003 closing prices.

Transaction Summary Financial Summary ($M) - Twelve Months Ended 3/31/03 Business Crystal Combined Objects Decisions License Revenues 237 $ 174 $ 411 $ Total Revenues 466 270 736 Operating Income 42 38 80 Operating Margin 9% 14% 11% Net Income 38 28 66 Cash & Cash Equivalents - 3/31/03 329 $ 95 $ 424 $ * * Note: $300M to be used in the acquisition

Financial Rationale Combination of two strong, growing and profitable companies Over $736M of combined revenues for last twelve months* Meaningfully accretive to 2004 consensus EPS Before revenue or cost synergies Before purchase accounting adjustments Improved opportunities for growth Highly complementary products and organizations Significant opportunity for cost synergies G&A, S&M and R&D In excess of $25M * Last twelve months ended 3/31/03.

Topics Business Objects Preliminary Q2 Results Transaction Summary Crystal Decisions Overview Current BI Market Dynamics Strategic Rationale Integration Principles Financial Highlights Conclusion

Crystal Decisions Overview Crystal Decisions is the leading information infrastructure company focused on reporting and information delivery Founded in 1984 and based in Vancouver, Canada Industry-leading enterprise reporting products and technology Large installed base - one of the largest in the industry Over 25K customers and over 14M licenses Impactful strategic partnerships 350 OEM partners, including SAP, Microsoft, Hyperion and PeopleSoft Embedded in Microsoft Visual Studio for nearly 10 years 1,700 employees 600 sales & marketing 450 research & development One of the best known brands in business intelligence Over 15 years of market exposure Crystal Decisions is the established leader in enterprise reporting

Crystal Decisions Overview Exceptional performance and consistency over the last few years Significant revenue scale; highly profitable model Calendar 1Q 2003 revenue annualized of $292M 16% operating margins Strong financial position Cash and cash equivalents of $95M at 3/28/03

Crystal Decisions Overview Exceptional history of growth 11 sequential quarters of growth 30% year-over-year growth in both calendar years 2001 and 2002 The fastest growing company in business intelligence

Topics Business Objects Preliminary Q2 Results Transaction Summary Crystal Decisions Overview Current BI Market Dynamics Strategic Rationale Integration Principles Financial Highlights Conclusion

Current BI Market Dynamics Most rapidly growing market in enterprise software Strong ROI and fast payback Leverages existing ERP/CRM investments Under-penetrated market Only 10-15% of the potential market has been penetrated Fragmented market No clear leader Large companies often have 10-15 different BI packages in use

A Market in Need of a Clear Leader Customers want Fewer supplier relationships to manage Broader, integrated product line offerings A clear, safe choice BI standardization is the next wave Reduces administration costs Reduces procurement costs Reduces integration costs Reduces vendor risk Brings order to a chaotic situation With this transaction, Business Objects delivers on what the market needs

Topics Business Objects Preliminary Q2 Results Transaction Summary Crystal Decisions Overview Current BI Market Dynamics Strategic Rationale Integration Principles Financial Highlights Conclusion

Strategic Rationale Largest BI company Strongest, most complete BI product line All types of users, all BI segments Powerful range of distribution channels Enterprise sales to OEMs Significant expansion opportunities Product up-sell and cross-sell Ability to leverage international presence Delivers an unparalleled level of customer value Combine two complementary BI market leaders

Clear BI Revenue Leader $736M in combined, LTM revenues* Over 700 partners Over 16M licenses >20 patents approved or pending 3,850+ employees 500+ sales 1,000+ customer service** 1,000+ product development Over 43,000 total customers*** Revenues ($M) - Last 12 Months Ended 3/31/03 * Combined represents actual results for BOBJ and Crystal; COGN based on 12 months ended 2/28/03 as reported by First Call; remaining companies based on 12 months ended 3/31/03 as reported by First Call. ** Technical support, education, professional services. *** Double-counts common customers.

Strong, Complete Product Line: All Users Executives: EPM Dashboards Alerting Power users: QRA Ad hoc query & reporting Interactive analysis Information consumers: ER Receive reports Refresh, prompt BOBJ Crystal Decisions Business Objects The best products in business intelligence

Strong, Complete Product Line: All Segments Highly complementary product lines Business Objects Crystal Combined Data Integration Analytical Framework/ Apps Strong Average Limited/None Legend: Ad hoc QRA Enterprise Reporting EPM

Powerful Range of Distribution Channels Complementary channels will accelerate new revenue opportunities Business Objects Crystal Combined Enterprise Sales System Integrators Reseller / Distributor Inside Sales OEM Strong Average Limited/None Legend: Expand OEM relationships and the up-sell opportunity Leverage inside sales for QRA and DI products

Product Cross-Sell Opportunities Over 18,000 total customers Business Objects Crystal DI Ad hoc QRA Enterprise Reporting EPM Analytical Framework / Apps Over 25,000 total customers

International Expansion Opportunity

Leverage the geographic strengths of both organizations


Combined
LTM Revs.*
Americas
~$412M
Crystal
48%
BOBJ
52%
Europe
~$274M
Crystal
19%
BOBJ
81%
Asia-Pac
~$28M
Crystal
BOBJ
41%
Japan
~$22M
Crystal
BOBJ
87%

- **Largest BI vendor in all major geographies**
- **Enterprise Reporting under-penetrated in Europe**
- **Leverage Crystal Asia-Pacific presence**
- **Leverage BOBJ Japan presence**

* (LTM) Last twelve months revenue ended 3/31/03

Slide 22 -- Copyright © 2003 Business Objects SA -- All Rights Reserved

BUSINESS OBJECTS

An Unparalleled Level of Customer Value Customers will now be able to buy a complete suite of the best BI products from a single vendor Combines industry-leading data integration, QRA, enterprise reporting, EPM and analytics into a single BI platform Minimizes cost of ownership Maximizes business value Complemented with world class consulting, education, support and partners

Topics Business Objects Preliminary Q2 Results Transaction Summary Crystal Decisions Overview Current BI Market Dynamics Strategic Rationale Integration Principles Financial Highlights Conclusion

General Integration Principles We treat this integration as the most important activity in the company Integration Office reporting to the CEO Identifying team of leaders from multiple disciplines from both companies This combination will have some cost synergies, but our focus will be on driving growth HSR* limits our ability to make statements about specific plans regarding employees, product, and integration * Hart-Scott-Rodino Act

Product Integration Principles We plan to continue to support both product lines Product lines are complementary Successful in their own rights Maintaining high level of customer satisfaction is key We plan to continue the Crystal brand We intend to refocus R&D energies Away from overlapping future projects Towards innovations and new high-growth areas We have a clear vision for a unified product line of best of breed products Covering all areas of business intelligence Using the best technologies of both companies

Sales Integration Principles BI is still a relatively young market. There are far more opportunities than either company could address on its own We have a vision of one sales force selling both products We will have more salespeople selling more products to more customers We need as many salespeople as possible to cover this growing market We will leverage complementary channels

Topics Business Objects Preliminary Q2 Results Transaction Summary Crystal Decisions Overview Current BI Market Dynamics Strategic Rationale Integration Principles Financial Highlights Conclusion

Significant Synergy Opportunities Annual pre-tax cost savings of at least $25 million A significant amount of savings expected from slowing future cost growth vs. cuts in current organization Similar operating structures enable major efficiency opportunities General and administrative Sales and marketing Research and development Targeted efficiencies expected to be fully realized twelve months from closing Combined company better positioned to pursue revenue growth opportunities and product innovation

Adjusted 2004 Earnings Per Share Business Objects First Call 2004 consensus EPS (1) $0.88 Estimated 2004 transaction accretion to consensus EPS (2) $0.10 - $0.15 Estimated impact of 2004 cost synergies (~$25M ) $0.15 - $0.20 Preliminary estimates of purchase accounting adjustments (3) Maintenance deferred revenue write-down $25M - $35M Intangibles and in-process R&D $200M - $300M Stock-based compensation $10M - $20M Goodwill $420M - $550M As of July 16, 2003. Accretion associated with Crystal approximate 20% revenue growth, constant profit margins, and issuance of new shares. Final numbers will not be available until close of transaction.

Transaction Timeline Today is the announcement of a definitive agreement Additional information will be available with the proxy filing Expected in August Close expected in 4Q 2003 Subject to approval of BOBJ shareholders Subject to approval by both European and American authorities

Topics Business Objects Preliminary Q2 Results Transaction Summary Crystal Decisions Overview Current BI Market Dynamics Strategic Rationale Integration Principles Financial Highlights Conclusion

Conclusion Superior competitive position Superior product offering Superior field coverage and execution Superior financial strength and growth opportunities Creating the clear leader in enterprise business intelligence

Q&A Q&A

Forward-Looking Statements

This presentation contains forward-looking statements that involve risks and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ expected financial performance, as well as Business Objects’ strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees; Business Objects’ ability to transition Crystal Decisions’ customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects’ and Crystal Decisions’ products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects’ business and financial results is included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Business Objects’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions’ Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this email.

Additional Information About the Proposed Acquisition and Where to Find It

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.